[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

October 1, 2014

VIA EDGAR CORRESPONDENCE

Min S. Oh

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust III
File Nos. 811-09037 and 333-65269

Dear Mr. Oh:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Nuveen Investment Trust III (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on July 18, 2014, which relates to Nuveen Symphony Credit Opportunities Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund have been revised in response to your comments.

GENERAL COMMENTS

COMMENT 1

If the registrant intends to distribute a summary prospectus, please include the legend required by Rule 498(b)(1)(v) at the beginning of the summary prospectus.

RESPONSE TO COMMENT 1

The summary prospectus will include the following legend:

This summary prospectus is designed to provide investors with key Fund information in a clear and concise format. Before you invest, you may want to review the Fund’s complete prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.nuveen.com/prospectus. You can also get this information at no cost by calling (800) 257-8787 or by sending an e-mail request to mutualfunds@nuveen.com. If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the prospectus and other information will also be available from your financial intermediary. The Fund’s prospectus and statement of additional information, both dated October 1, 2014, are incorporated by reference into this summary prospectus and may be obtained, free of charge, at the website, phone number or e-mail address noted above.

COMMENT 2

Please confirm that registrant will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

RESPONSE TO COMMENT 2

The Trust will comply with the requirement to file an interactive data file.

COMMENT 3

On the facing sheet, please provide a caption and appropriate disclosure for “Title of Securities Being Registered.”

RESPONSE TO COMMENT 3

The facing sheet has been revised accordingly.

PROSPECTUS

COMMENT 4 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

a. Please confirm that the use of all of the derivatives listed in the second paragraph is a principal investment strategy. Furthermore, under the “Derivatives Risk” section, please describe the risks specific to those derivatives used as a principal investment strategy. In addition, please confirm that all the identified derivatives risks are appropriately disclosed. The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. As indicated in the guidance, the disclosure concerning the principal risks of the Fund should be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions.

b. With regard to the total return swaps, please note that when the Fund engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Also, note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release

No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

c. In addition, with regard to the credit default swaps, please confirm that the full notional value of the credit default swaps will be adequately covered.

d. Please confirm that all derivative transactions the Fund intends to invest in as part of its principal investment strategy are discussed in “More about Our Investment Strategies.”

RESPONSE TO COMMENT 4

a. The use of the derivatives listed in the second paragraph of the “Principal Investment Strategies” is a principal strategy. We believe that the risk disclosure in the prospectus is consistent with the above-referenced guidance. The risk disclosure describes the principal risks involved with the derivative instruments that may be used by the Fund.

b. The Fund will set aside an appropriate amount of assets when it engages in total return swaps.

c. The Fund will adequately cover the full notional value of a credit default swap only when it sells protection.

d. In accordance with Instruction C.3.(a), which states that information disclosed in Items 2 through 8 “need not be repeated elsewhere in the prospectus,” we believe that the discussion in the “Fund Summary” regarding the derivative transactions is sufficient for purposes of prospectus disclosure.

COMMENT 5 — FUND SUMMARY — FUND PERFORMANCE

a. Please move the second sentence of the second paragraph to the footnote of the bar chart.

b. For the bar chart, please remove all horizontal axis lines except for the 0% axis line.

RESPONSE TO COMMENT 5

a. The prospectus disclosure has been revised in response to this comment.

b. The bar chart has been revised in response to this comment.

COMMENT 6 — HOW WE MANAGE YOUR MONEY — WHO MANAGES THE FUND

Please include information responsive to Item 10(a)(1)(ii) of Form N-1A for the sub-adviser.

RESPONSE TO COMMENT 6

With respect to Item 10(a)(1)(ii) of Form N-1A, Management believes that the disclosure is responsive. Instruction 3 to Item 10(a)(1)(ii)(A) states that “[i]f a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser, in response to this Item.” The disclosure in the prospectus represents the aggregate management fees paid by the Fund.

COMMENT 7 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

a. In the third sentence of the third paragraph, please clarify that the strategies disclosed in the “Fund Summary” are principal investment strategies and the “additional strategies” referred to in this sentence are non-principal strategies.

b. Please identify the strategies under these headings as either principal or non-principal.

c. Please confirm that all principal strategies under these headings have been disclosed in sections of the prospectus responsive to Items 4 and 9 of Form N-1A or make appropriate revisions to the document.

d. Please add “Investment Companies and Other Pooled Investment Vehicles” to the “Fund Summary” if it is a principal investment or move this disclosure under a non-principal strategy heading.

RESPONSE TO COMMENT 7

a. The prospectus disclosure has been revised in response to this comment.

b. We have revised the disclosure in “More About Our Investment Strategies” to clarify which investment strategies are considered “non-principal.”

c. We believe that the principal investment strategies disclosed in the “Fund Summary” and “More About Our Investment Strategies” are responsive to Items 4 and 9 of Form N-1A.

d. The Fund’s investment in investment companies and other pooled investment vehicles is not a principal investment strategy. The prospectus disclosure has been revised in response to this comment.

COMMENT 8 — HOW WE MANAGE YOUR MONEY— WHAT THE RISKS ARE

The disclosure pursuant to Item 9(c) of Form N-1A should clearly identify principal and non-principal risks. Please identify the risks under these headings as either principal or non-principal. In addition, please clarify whether “Investment Companies Risk” is a principal risk or non-principal risk.

RESPONSE TO COMMENT 8

The prospectus disclosure has been revised in response to this comment.

COMMENT 9 — HOW YOU CAN BUY AND SELL SHARES — WHAT SHARE CLASSES WE OFFER

Please provide additional discussion regarding the pool of investors that may qualify as “other investors” with regard to Class R6 shares; please use the Class I shares disclosure as an example.

RESPONSE TO COMMENT 9

The prospectus disclosure has been revised in response to this comment.

COMMENT 10 — GLOSSARY OF INVESTMENT TERMS

Please clarify why the following terms were deleted from the Glossary and whether they are used in the prospectus: (i) “call feature,” (ii) “commercial paper,” (iii) “corporate debt securities,” (iv) “debentures,” (v) “fixed-income or debt securities,” (vi) “high yield or ‘junk’ securities,” (vii) “investment grade securities” and (viii) “money market securities.”

RESPONSE TO COMMENT 10

Many of the terms that were deleted from the Glossary have been sufficiently described in the prospectus and no longer need to be defined in the Glossary. Some of the terms are not related to principal investment strategies and, therefore, we believe that inclusion in the Glossary is not necessary.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 11 — MANAGEMENT — BOARD COMPENSATION

Pursuant to Item 17(c) of Form N-1A, please disclose the three highest paid officers of the Fund who received aggregate compensation exceeding $60,000 from the Fund for the most recently completed fiscal year.

RESPONSE TO COMMENT 11

Officers do not receive compensation from the Fund and, accordingly, no disclosure is required under Item 17(c) of Form N-1A.

COMMENT 12 — SERVICE PROVIDERS — SUB-ADVISER

Pursuant to Item 19(a)(3)(i) of Form N-1A, please disclose the total dollar amounts that the Fund paid to the sub-adviser under its investment advisory contract for the last three fiscal years.

RESPONSE TO COMMENT 12

With respect to Item 19(a)(3)(i) of Form N-1A, Management believes that the disclosure is responsive. The Form requires the disclosure of “the total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser…”. We believe this instruction clearly states that amounts paid to affiliated advisers can be aggregated and only amounts paid to non-affiliated advisers must be disclosed separately. The disclosure in the statement of additional information represents the aggregate management fees paid by the Fund to the adviser and its affiliated sub-adviser.

COMMENT 13 — SHARES OF BENEFICIAL INTEREST

With respect to “Control Persons,” please include the required information in accordance with Item 18(a) of Form N-1A.

RESPONSE TO COMMENT 13

The Fund does not currently have any “Control Persons.” The section entitled “Shares of Beneficial Interest” has been revised to reflect the Principal Holders of the Fund.

COMMENT 14 — EXHIBITS

Please provide any financial statements, exhibits, consents and other required disclosure not included in this filing. Where required by Item 28 of Form N-1A, please file actual agreements as opposed to “form of” agreements, e.g., advisory agreements and underwriting contracts and reinsurance contracts. If an actual agreement is not yet available, please indicate that it will be filed by subsequent amendment.

RESPONSE TO COMMENT 14

The Trust confirms that the above-reference information will be included in compliance with Item 28 of Form N-1A and Regulation C of the Securities Act of 1933.

COMMENT 15 — EXHIBITS

Please revise the footnotes to the Exhibit List to reflect the date of filings for documents incorporated by reference.

RESPONSE TO COMMENT 15

The Exhibit List has been revised in response to this comment.

Tandy Acknowledgment

In connection with the Trust’s registration statement, the Trust acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren